                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 31, 1998

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950



                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Financial Statements and Schedules

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1998 and 1997.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1998.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1998.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1998.


Exhibit
-------

Designation                Description                   Method of Filing
-----------                -----------                   ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP   Filed with this Report.




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                     TAX-EFFICIENT SAVINGS PLAN FOR
                                     HOURLY EMPLOYEES

                                     By: /s/Lee Freeman
                                        ------------------------------
                                        Lee Freeman, Chairman
                                        Tax-Efficient Savings Plan
                                        for Hourly Employees Committee



June 16, 1999

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                           PAGES


Report of Independent Accountants.............................................2



Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1998 and 1997....................................3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1998.......................4

     Notes to Financial Statements.........................................5-13



Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
           December 31, 1998..............................................14-15

     Item 27d - Reportable Transactions for the Year Ended
          December 31, 1998..................................................16

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Ford Motor Company:

In our opinion, the accompanying statement of net assets available for plan benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees present fairly, in all material respects, the financial position of Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees at December 31, 1998 and December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP


June 7, 1999

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1998 and 1997



               ASSETS                                         1998                 1997
                                                       ----------------     ----------------
Investments, at fair value                             $  4,270,004,586     $  2,782,405,146
Loan funds receivable                                       176,558,128          145,886,364
Deposits with insurance companies under
  group contracts                                              -                  70,682,995
                                                       -----------------    ----------------
      Total assets                                     $  4,446,562,714     $  2,998,974,505
                                                       =================    ================

         LIABILITIES AND PLAN EQUITY

Employee stock ownership plan, loan payable            $     31,883,560     $     38,190,886
Employee stock ownership plan, interest payable                 196,151                9,017
                                                       ----------------     ----------------
     Total liabilities                                       32,079,711           38,199,903
                                                       ----------------     ----------------

      Net assets available for plan benefits           $  4,414,483,003     $  2,960,774,602
                                                       ================     ================


The accompanying notes are an integral part of the financial statements.

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1998



                                                                                                STABLE
                                               FORD            INTEREST          COMMON         VALUE
                                               STOCK            INCOME           STOCK          INCOME         INCOME
                                               FUND              FUND            FUND            FUND          FUNDS
                                         --------------      ------------    ------------    ------------    -----------
Interest and dividend income             $  510,106,426      $ 88,733,962    $ 27,040,614    $  2,733,389    $ 3,847,518
Net appreciation (depreciation) in
     fair value of investments              433,175,051            (3,483)     52,482,518               -        444,169
Loan repayment (principal)                   28,572,130        25,966,940       5,115,611               -        739,351
Loan repayment (interest)                     5,243,048         3,640,314         950,813               -        134,380
Employee contributions                      131,448,881        52,991,163      24,968,998               -      4,659,031
Transfers in from other plan                          -                 -           9,705               -            981

Withdrawal of participants' accounts        (73,183,066)      (46,589,069)    (11,169,063)     (1,544,548)    (1,246,033)
Net transfers between funds                 (71,832,119)      166,741,808     (29,012,116)    (71,871,836)     2,888,577
Loan funds transferred (out) in             (50,254,297)      (25,551,704)     (9,177,980)              -     (1,381,413)
Administrative expense                                -            64,606               -               -         (6,260)
Transfer out to other plans                    (118,316)         (106,898)
Interest expense                             (2,803,278)                -               -               -              -
                                         --------------      ------------    ------------    ------------    -----------

Net increase (decrease) in plan
     equity for the year                    910,354,460       265,887,639      61,209,100     (70,682,995)    10,080,301

Net assets available for plan
     benefits, beginning of year          1,589,340,404       455,471,955     246,235,800      70,682,995     24,600,391
                                         --------------      ------------    ------------    ------------    -----------

Net assets available for plan
     benefits, end of year               $2,499,694,864      $721,359,594    $307,444,900               -    $34,680,692
                                         ==============      ============    ============    ============    ===========



                                                                                          GROWTH
                                                         ASSET                             AND
                                       INTERNATIONAL   ALLOCATION        GROWTH           INCOME        LOAN
                                           FUNDS         FUNDS           FUNDS            FUNDS         FUND           TOTAL
                                       -------------  ------------    ------------     -----------  ------------  --------------
Interest and dividend income            $ 6,264,668   $  4,124,273    $ 48,756,549     $34,257,437             -   $  725,864,836
Net appreciation (depreciation) in
     fair value of investments            1,014,736        350,016      47,237,934      28,097,954                   562,798,895
Loan repayment (principal)                1,304,979        435,237       6,968,488       4,402,318  $(73,505,054)              -
Loan repayment (interest)                   233,285         80,076       1,231,759         785,037             -      12,298,712
Employee contributions                    8,157,104      3,684,209      48,503,505      33,960,474             -     308,373,365
Transfers in from other plan                  3,170          1,175           8,904          12,619             -          36,554

Withdrawal of participants' accounts     (1,167,620)      (698,320)     (7,585,128)     (6,812,656)   (2,669,836)   (152,665,339)
Net transfers between funds               3,366,419      1,142,018      (7,162,646)      5,739,895             -               -
Loan funds transferred (out) in          (1,710,202)      (739,116)    (11,299,883)     (6,732,059)  106,846,654               -
Administrative expense                       (7,894)             -         (12,877)         (3,739)            -          33,836
Transfer out to other plans                                                 (3,966)                                     (229,180)
Interest expense                                  -              -               -               -             -      (2,803,278)
                                        -----------    -----------    ------------    ------------  ------------  --------------

Net increase (decrease) in plan
     equity for the year                 17,458,645      8,379,568     126,642,639      93,707,280    30,671,764   1,453,708,401

Net assets available for plan
     benefits, beginning of year         38,652,323     14,718,779     229,393,687     145,791,904   145,886,364   2,960,774,602
                                        -----------    -----------    ------------    ------------  ------------  --------------

Net assets available for plan
     benefits, end of year              $56,110,968    $23,098,347    $356,036,326    $239,499,184  $176,558,128  $4,414,483,003
                                        ===========    ===========    ============    ============  ============  ==============


The accompanying notes are an integral part of the financial statements.

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN:

     The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

     a. TYPE AND PURPOSE OF THE PLAN: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

     b. ELIGIBILITY AND VESTING: Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100 percent immediately in the Plan.

     c. CONTRIBUTIONS: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 20 percent for 1997 and 25 percent for 1998 of their eligible wages. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such contributions are excluded from participants' taxable income.

     d. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Per the plan agreement, certain fund options charge redemption fees on transfers of funds which are paid by the participants. These redemption fees are charged to the individual participant account fund assets. The fees totaled approximately $31,000 and $28,000 for the years ended December 31, 1998 and 1997, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     e. DISTRIBUTIONS: Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship.

     f. INVESTMENT OPTIONS AND PARTICIPATION: Participant contributions are invested in accordance with the participant's election in one or more of several investment options. The types of investment options, and the number of participants in each option at December 31, 1998, are as follows:

                                                            PARTICIPANTS
                                                           ---------------
            Ford Stock Fund                                     62,637
            Interest Income Fund                                36,840
            Common Stock Fund                                   18,787
            Other                                               96,289

        The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

        The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations.

        The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

        The Stable Value Income Fund, included in other above, which invests in contracts with insurance companies and other organizations, was eliminated as an investment option for participant contributions effective January 1, 1996. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent. Effective June 30, 1998, this underlying investment contract matured, and all participant assets held in the Stable Value Income Fund were transferred to other investment options.

        Details of investments held at December 31, 1998 are set forth in the Supplemental Schedule Item 27a - Schedule of Assets Held for Investment Purposes.

     g. TRANSFER OF ASSETS: The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers from the Stable Value Income Fund.

     h. LOANS: The Plan permits loans to participants with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

     i. EMPLOYEE STOCK OWNERSHIP PLAN: The Plan operates, in part, as a leveraged employee stock ownership plan (ESOP) and is designed to comply with Section 4975 (e) (7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

        The Plan purchased Company common shares using the proceeds of a loan from the Company and held the shares in an ESOP trust account established under the Plan. The borrowings are to be repaid quarterly over the period ended December 1, 1999.

        As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employee accounts. The shares vest fully upon allocation. The borrowings are collateralized by the unallocated shares of stock.



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     a. BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

     b. INVESTMENTS: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

     c. CONTRIBUTIONS: Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

     d. PAYMENT OF BENEFITS: Benefits are recorded when paid.

     e. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     f. RISKS AND UNCERTAINTIES: The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     g. OTHER: Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        The Ford Stock Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan net assets at December 31, 1998 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan net assets, are combined based on investment objective into the Stable Value Income Fund, the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.



3.   EMPLOYEE STOCK OWNERSHIP PLAN:

     Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time including all shares allocated to participants' accounts and shares held in an ESOP suspense account are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

     The Plan obtained loans from the Company to purchase shares of company stock for quarterly allocation. The following summarizes the loans taken out by the Plan:


                      ORIGINAL                          TOTAL            # OF          DATE OF
         DATE OF     PRINCIPLE          INTEREST      QUARTERLY         QUARTERLY       FIRST
          LOAN        BALANCE             RATE         PAYMENTS         PAYMENTS       PAYMENT
        ---------   -----------       ------------   -----------     -------------   ----------
         11/25/98    $ 3,440,957         5.00%       $   706,192           5          12/1/98
          8/27/98     14,048,255         5.72          2,427,802           6           9/1/98
          4/29/97      1,354,238         8.50            464,744           3           6/2/97
         12/30/97     38,190,886         8.50          5,212,722           8           3/2/98



     All of the loans mature on December 1, 1999, except the loan dated April 29, 1997 which matured on December 1, 1997.

     The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. As of December 31, 1998 and 1997, the share activity is as follows:


                                                             1998                                1997
                                                 -----------------------------       ----------------------------
                                                 ALLOCATED         UNALLOCATED       ALLOCATED        UNALLOCATED
                                                 ---------         -----------       ---------        -----------
       Ford Motor Company common shares:
          Number of shares                         439,967             682,755           39,263             -
          Cost                                 $19,998,557         $31,467,010       $1,354,209             -


     Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

     The following highlights certain ESOP activity:


                                                                    1998
                                                                    LOAN
                                                                  ACTIVITY
                                                                  --------
      Units purchased with loan cash                              1,122,722
      Cost of units purchased with loan cash                   $ 51,465,567
      Loan principal paid                                        23,796,538
      Loan interest paid and accrued                              2,635,219




4.   ASSET VALUE PER FUND UNIT:

     The number of units, rounded to the nearest whole, the asset value per unit, and the total asset value of the Plan's investments at December 31, 1998 are as follows:


                                                                                           ASSET                  TOTAL
                                                                       NUMBER              VALUE                  ASSET
                                                                      OF UNITS            PER UNIT                VALUE
                                                                  -----------------     ------------          -------------
      Interest  Income Fund                                          721,359,594           $  1.00            $ 721,359,594
      T. Rowe Price Spectrum Growth Fund                                 169,931             16.45                2,795,357
      Scudder International Fund                                          53,032             48.70                2,582,643
      Vanguard  LifeStrategy Conservative Growth Fund                     77,466             14.71                1,139,526
      T.  Rowe Price Spectrum Income Fund                                199,880             11.50                2,298,617
      Scudder International Bond Fund                                     29,451             10.82                  318,658
      Vanguard LifeStrategy Moderate Growth Fund                         104,819             16.86                1,767,252
      T. Rowe Price New Horizons Fund                                    680,389             23.34               15,880,283
      Scudder Global Fund                                                 39,849             28.68                1,142,870
      Vanguard LifeStrategy Growth Fund                                  181,268             18.79                3,406,021
      T. Rowe Price International Stock Fund                             418,232             14.99                6,269,292
      Scudder Global Discovery Fund                                       37,990             23.10                  877,560
      Vanguard 500 Index Fund                                            628,796            113.95               71,651,275
      T. Rowe Price International Discovery Fund                          22,872             15.65                  357,945
      Scudder Income Fund                                                 96,849             13.24                1,282,284
      Vanguard Value Index Fund                                          235,920             22.51                5,310,554
      T. Rowe Price New Asia Fund                                        682,124              5.01                3,417,442
      Scudder Growth and Income Fund                                     457,418             26.31               12,034,661
      Vanguard Growth Index Fund                                         970,723             31.67               30,742,783
      T. Rowe Price High Yield Fund                                      476,084              8.36                3,980,060
      Scudder Greater Europe Growth Fund                                 607,636             26.53               16,120,595
      Vanguard Explorer Fund                                              28,102             56.71                1,593,676
      T. Rowe Price New Era Fund                                          77,209             19.78                1,527,198
      Scudder Japan Fund                                                 157,339              8.33                1,310,633
      Vanguard International Value Fund                                   36,914             25.09                  926,172



                                                                                       ASSET             TOTAL
                                                                       NUMBER          VALUE             ASSET
                                                                      OF UNITS        PER UNIT           VALUE
                                                                 ------------------   --------      --------------

T. Rowe Price Latin America Fund                                      423,438        $    6.81      $    2,883,611
Barclays Global Investors Bond Fund                                 1,225,556            15.27          18,714,241
Ford Stock Fund                                                   134,899,885            18.53       2,499,694,864
Comerica Common Stock Fund                                          5,154,148            59.65         307,444,900
Associates Stock Fund                                                 311,679            17.73           5,526,065
Fidelity Fund                                                         450,994            36.69          16,546,955
Fidelity Puritan Fund                                                 429,699            20.07           8,624,050
Fidelity Trend Fund                                                    19,620            55.62           1,091,291
Fidelity Magellan Fund                                                701,275           120.82          84,728,087
Fidelity Contrafund                                                 1,722,582            56.79          97,825,431
Fidelity Equity-Income Fund                                           353,975            55.55          19,663,294
Fidelity Growth Company Fund                                          450,534            51.02          22,986,221
Fidelity Investment Grade Bond Fund                                   358,045             7.39           2,645,950
Fidelity Growth and Income Portfolio                                1,949,459            45.84          89,363,223
Fidelity Value Fund                                                   250,709            46.35          11,620,352
Fidelity Government Income Fund                                       328,805            10.14           3,334,078
Fidelity Retirement Growth Fund                                       443,875            20.51           9,103,881
Fidelity Overseas Fund                                                154,619            35.98           5,563,208
Fidelity Europe Fund                                                  239,771            33.48           8,027,545
Fidelity Pacific Basin Fund                                            67,868            13.22             897,213
Fidelity Real Estate Investment Portfolio                             233,330            15.54           3,625,941
Fidelity Balanced Fund                                                148,804            16.36           2,434,436
Fidelity International Growth and Income Fund                          86,644            20.91           1,811,728
Fidelity Capital Appreciation Fund                                    178,808            22.07           3,946,296
Fidelity Canada Fund                                                   14,795            13.99             206,986
Fidelity Utilities Fund                                               309,476            23.18           7,173,659
Fidelity Asset Manager                                                341,174            17.39           5,933,024
Fidelity Worldwide Fund                                               224,775            16.53           3,715,531
Fidelity Stock Selector                                               388,840            28.71          11,163,594
Fidelity Asset Manager Growth                                         446,683            18.68           8,344,030
Fidelity Asset Manager Income                                         203,611            12.32           2,508,485
Fidelity Dividend Growth Fund                                       1,763,283            28.73          50,659,107
Fidelity New Markets Income Fund                                      209,955             8.99           1,887,493
Fidelity Global Balanced Fund                                          16,299            16.92             275,775
Fidelity Small Capital Selector Fund                                  538,553            14.19           7,642,066
Fidelity International Bond Fund                                       24,074             9.11             219,313
                                                                                                    --------------

                                                                                                    $4,237,924,875
                                                                                                    ==============

5.   TAX STATUS:

     The Internal Revenue Service has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



6.   PLAN TERMINATION:

     The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.



7.   OTHER:

     Differences between the data shown on pages 3 and 4 of this report and the 1998 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

     On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of the Company's 80.7 percent interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Company stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford Common and Class B stockholders, i.e., $22.12 for each share of Company stock owned as of the record date. Both the spin-off dividend and the cash dividend were paid on April 7, 1998 to stockholders of record on March 12, 1998.

     Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options, except the Associates Stock Fund or the Stable Value Income Fund. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

     $449,842,433 of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $140,962,490 was invested in other Plan options and $109,011,027 was paid out in cash directly to Plan participants.

     During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford Common Stock in an expeditious and prudent manner.

     As of March 3, 1998, the Associates Stock Fund became a "sell-only" fund, and after December 31, 1999, will be closed.

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of December 31, 1998


                                              (c)
              (b)                        DESCRIPTION OF INVESTMENT,
       IDENTITY OF ISSUER,                INCLUDING MATURITY DATE,                                                             (e)
        LESSOR, BORROWER                RATE OF INTEREST, COLLATERAL,                                     (d)                CURRENT
(a)     OR SIMILAR PARTY                    PAR OR MATURITY VALUE                                        COST**               VALUE
---   -------------------------    ------------------------------------------------------------   ---------------   ----------------
 *    Fidelity Investments         Interest Income Fund, 721,359,594 units                                          $    721,359,594
 *    Fidelity Investments         T. Rowe Price Spectrum Growth Fund, 169,931 units                                       2,795,357
 *    Fidelity Investments         Scudder International Fund, 53,032 units                                                2,582,643
 *    Fidelity Investments         Vanguard LifeStrategy Conservative Growth Fund, 77,466 units                            1,139,526
 *    Fidelity Investments         T. Rowe Price Spectrum Growth Fund, 199,880 units                                       2,298,617
 *    Fidelity Investments         Scudder International Bond Fund, 29,451 units                                             318,658
 *    Fidelity Investments         Vanguard LifeStrategy Moderate Growth Fund, 104,819 units                               1,767,252
 *    Fidelity Investments         T. Rowe Price New Horizons Fund, 680,389 units                                         15,880,283
 *    Fidelity Investments         Scudder Global Fund 39,849 units                                                        1,142,870
 *    Fidelity Investments         Vanguard LifeStrategy Growth Fund, 181,268 units                                        3,406,021
 *    Fidelity Investments         T. Rowe Price International Stock Fund, 418,232 units                                   6,269,292
 *    Fidelity Investments         Scudder Global Discovery Fund, 37,990 units                                               877,560
 *    Fidelity Investments         Vanguard 500 Index Fund, 628,796 units                                                 71,651,275
 *    Fidelity Investments         T. Rowe Price International Discovery Fund, 22,872 units                                  357,945
 *    Fidelity Investments         Scudder Income Fund, 96,849 units                                                       1,282,284
 *    Fidelity Investments         Vanguard Value Index Fund, 235,920 units                                                5,310,554
 *    Fidelity Investments         T. Rowe Price New Asia Fund, 682,124 units                                              3,417,442
 *    Fidelity Investments         Scudder Growth and Income Fund, 457,418 units                                          12,034,661
 *    Fidelity Investments         Vanguard Growth Index Fund, 970,723 units                                              30,742,783
 *    Fidelity Investments         T. Rowe Price High Yield Fund, 476,084 units                                            3,980,060
 *    Fidelity Investments         Scudder Greater Europe Growth Fund, 607,636 units                                      16,120,595
 *    Fidelity Investments         Vanguard Explorer Fund, 28,102 units                                                    1,593,676
 *    Fidelity Investments         T. Rowe Price New Era Fund, 77,209 units                                                1,527,198
 *    Fidelity Investments         Scudder Japan Fund, 157,339 units                                                       1,310,633
 *    Fidelity Investments         Vanguard International Value Fund, 36,914 units                                           926,172
 *    Fidelity Investments         T. Rowe Price Latin America Fund, 423,438 units                                         2,883,611
      Barclays Global Investors    Bond Fund, 1,225,556 units                                                             18,714,241
 *    Ford Motor Company           Ford Stock Fund, 134,899,885 units                                                  2,499,694,864
      Comerica Bank, N.A.          Common Stock Fund, 5,154,148 units                                                    307,444,900
 *    Ford Motor Company           Associates Stock Fund, 311,679 units                                                    5,526,065
 *    Fidelity Investments         Fidelity Fund, 450,994 units                                                           16,546,955
 *    Fidelity Investments         Fidelity Puritan Fund, 429,699                                                          8,624,050
 *    Fidelity Investments         Fidelity Trend Fund, 19,620 units                                                       1,091,291
 *    Fidelity Investments         Fidelity Magellan Fund, 701,275 units                                                  84,728,087
 *    Fidelity Investments         Fidelity Contrafund, 1,722,582 units                                                   97,825,431
 *    Fidelity Investments         Fidelity Equity-Income Fund, 353,975 units                                             19,663,294
 *    Fidelity Investments         Fidelity Growth Company Fund, 450,534 units                                            22,986,221
 *    Fidelity Investments         Fidelity Investment Grade Bond Fund, 358,045 units                                      2,645,950
 *    Fidelity Investments         Fidelity Growth and Income Portfolio, 1,949,459 units                                  89,363,223
 *    Fidelity Investments         Fidelity Value Fund, 250,709 units                                                     11,620,352
 *    Fidelity Investments         Fidelity  Government Income Fund, 328,805 units                                         3,334,078
 *    Fidelity Investments         Fidelity Retirement Growth Fund, 443,875 units                                          9,103,881


FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED




                                              (c)
              (b)                        DESCRIPTION OF INVESTMENT,
       IDENTITY OF ISSUER,                INCLUDING MATURITY DATE,                                                         (e)
        LESSOR, BORROWER                RATE OF INTEREST, COLLATERAL,                                   (d)              CURRENT
a)      OR SIMILAR PARTY                   PAR OR MATURITY VALUE                                        COST**            VALUE
---   -------------------------    ------------------------------------------------------------   ---------------   ----------------

 *    Fidelity Investments         Fidelity Overseas Fund, 154,619 units                                            $    5,563,208
 *    Fidelity Investments         Fidelity Europe Fund, 239,771 units                                                   8,027,545
 *    Fidelity Investments         Fidelity Pacific Basin Fund, 67,868 units                                               897,213
 *    Fidelity Investments         Fidelity Real Estate Invesment Porfolio Fund, 233,330 units                           3,625,941
 *    Fidelity Investments         Fidelity Balanced Fund, 148,804 units                                                 2,434,436
 *    Fidelity Investments         Fidelity International Growth and Income Fund, 86,644 units                           1,811,728
 *    Fidelity Investments         Fidelity Capital Appreciation Fund, 178,808 units                                     3,946,296
 *    Fidelity Investments         Fidelity Canada Fund, 14,795 units                                                      206,986
 *    Fidelity Investments         Fidelity Utilities Fund, 309,476 units                                                7,173,659
 *    Fidelity Investments         Fidelity Asset Manager, 341,174 units                                                 5,933,024
 *    Fidelity Investments         Fidelity Worldwide Fund, 224,775 units                                                3,715,531
 *    Fidelity Investments         Fidelity Stock Selector, 388,840 units                                               11,163,594
 *    Fidelity Investments         Fidelity Asset Manager Growth, 446,683 units                                          8,344,030
 *    Fidelity Investments         Fidelity Asset Manager Income, 203,611 units                                          2,508,485
 *    Fidelity Investments         Fidelity Dividend Growth Fund, 1,763,283 units                                       50,659,107
 *    Fidelity Investments         Fidelity New Markets Income Fund, 209,955 units                                       1,887,493
 *    Fidelity Investments         Fidelity Global Balanced Fund, 16,299 units                                             275,775
 *    Fidelity Investments         Fidelity Small Capital Selector Fund, 538,553 units                                   7,642,066
 *    Fidelity Investments         Fidelity International Bond Fund, 24,074 units                                          219,313
 *    Participant Loans            Participant loans, interest rates varying from 6.0 to 11.0 percent                  176,558,128
                                                                                                                    --------------

                                                                                                                    $4,414,483,003
                                                                                                                    ==============



NOTE: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1998. Current values also include interest and dividends receivable.

*Denotes party-in-interest
**Not required per Department of Labor Reporting

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS PLAN FOR HOURLY EMPLOYEES
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998


   IDENTITY OF                                     PURCHASE           SELLING       LEASE       EXPENSES      COST
  PARTY INVOLVED         DESCRIPTION OF ASSET        PRICE             PRICE        RENTAL      INCURRED     OF ASSET
------------------       ----------------------  ------------      -------------- ----------  ------------ -------------
REPORTING CRITERION I:   Single transaction
                         in excess of five
                         percent of current
                         value of plan
                         assets.

                         None.

REPORTING CRITERION II:  Series of
                         transactions in
                         other than
                         securities in
                         excess of five
                         percent of current
                         value of plan
                         assets.

                         None.

REPORTING CRITERION III: Series of
                         transactions in
                         securities in
                         excess of five
                         percent of current
                         value of plan
                         assets.

 Fidelity Investments    Interest Income Fund:
                             256 Purchases       $1,315,658,448                                            $1,315,658,448
                             253 Sales                             $1,049,770,801                           1,049,770,801

 Ford Motor Company      Ford Stock Fund:         1,647,611,196                                               923,653,678
                             252 Purchases                          1,167,529,701
                             253 Sales

REPORTING CRITERION IV:  Single transactions
                         with a nonregulated
                         entity in excess of
                         five percent of
                         current value of
                         plan assets.

                         None.

                            CURRENT
   IDENTITY OF               VALUE                NET GAIN
  PARTY INVOLVED           OF ASSET               OR (LOSS)
------------------       -------------           -----------
REPORTING CRITERION I:







REPORTING CRITERION II:










REPORTING CRITERION III:







 Fidelity Investments
                         $1,315,658,448
                          1,049,770,801

  Ford Motor Company
                          1,167,529,701          $243,876,023


REPORTING CRITERION IV:

                                  EXHIBIT INDEX


                                                          Sequential
                                                          Page Number
Designation                  Description                  at Which Found
-----------                  -----------                  --------------

Exhibit 23       Consent of PricewaterhouseCoopers LLP